SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period June 26, 2006

SANPAOLO IMI S.p.A.

(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-For Form 40-F.

Form 20-F    ☒   Form 40-F    ☐

SANPAOLO IMI

NEWS RELEASE

Wider Shareholding Plan (“WSP”) to support 2006-2008 Industrial Plan: from 27 June to 26 July Sanpaolo IMI and the other Commercial Banks of the Group will buy shares in the Market

Turin, June 26, 2006 —The purchases of Sanpaolo IMI S.pA. shares  to be assigned free of charge to Sanpaolo IMI employees and those of the other Commercial Banks of the Group (Sanpaolo Banco di Napoli, Sanpaolo Banca dell’Adriatico, Cassa di Risparmio in Bologna, Cassa di Risparmio di Padova e Rovigo, Cassa di Risparmio di Venezia and Friulcassa) in the context of the Wider Shareholding Plan (“WSP”) approved by the Shareholders’ Meeting of the Parent Bank on April 28 and of the Plans - similar in content and modality — approved by the Shareholders’ Meetings of the Commercial Banks in May, will start tomorrow.

Sanpaolo IMI thus provides information, pursuant to D. Lgs. 24 February 1998 n. 58 (TUF) and art. 144 bis of Delibera Consob n. 11971/1999 (Regolamento Emittenti), concerning the reasons and essential elements of the distribution plan, as well as the details of the share purchase program. The information is made by the Parent Bank also on behalf of the Subsidiary Companies subject to the communication requirements of the above.

Sanpaolo IMI established a WSP for its employees — announced by news release on May 23 — to promote the involvement of personnel in the company’s performance and reinforce the relationship between results and the company’s development. The scheme is part of the incentive plans to support the Three-year Plan (2006-2008) and is specifically provided for in the Company Employment Contract (Contratto Integrativo Aziendale) of May 11, 2006, and also provided for in the Company Employment Contracts of the Commercial Banks.

All permanent employees (as of June 9, 2006) who have voluntarily joined the schemes between June 12 and 23, against a restructuring in the company Productivity Bonus of 2005, are beneficiaries.

Employees will receive an unpaid assignment of Sanpaolo IMI ordinary shares individually corresponding to the amount on the calculations at December 31, 2005 and equal to a maximum of Euro 2,065.83, equal to half the amount assigned in shares.

To meet the individual assignment requirements for its employees, each Bank will purchase Sanpaolo IMI shares equal to the nominal value of the shares, equal to the arithmetic average of the Official Prices calculated by Borsa Italiana S.p.A. in the period from June 27, 2006 to July 26, 2006 inclusive. The reference countervalue necessary to serve the WSP is approximately Euro 19.5 million for Sanpaolo IMI and approximately Euro 12.5 million for the Commercial Banks and the shares will be purchased by each of them as appropriate in the market in the same period.

The share purchases for the unpaid assignments will be made according to artt. 2357 et seqq. of the Italian Civil Code within the limits of distributable income and available reserves from the last financial statements regularly approved. Pursuant to art. 132 TUF and art. 144 bis of the

Regolamento Emittenti, the purchases will be made on regulated markets according to the operating modalities set out in the organization and management rules of the markets concerned. The purchases will also be made within the limits set by Shareholders’ motions, no greater than 25% of the average volumes traded in the 20 days preceeding the date of the transaction.

The operation is consistent with that provided for by current tax regulations. Shares assigned through the WSP will be locked up for three years.

The date of assignment of the shares will be July 27, 2006.

RELAZIONI ESTERNE
INVESTOR RELATIONS
Filippo Vecchio
Dean Quinn
Tel: +39 011 555 7747
Tel: +39 011 555 2593
e: infomedia@sanpaoloimi.com
e: investor.relations@sanpaoloimi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By:	/s/ James Ball
Name:	James Ball
Title:	Head of International Strategy, London Branch

Date: June 26, 2006